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                        January 4, 2022

       Darrell Mays
       Chief Executive Officer
       American Virtual Cloud Technologies, Inc.
       1720 Peachtree Street, Suite 629
       Atlanta, GA 30309

                                                        Re: American Virtual
Cloud Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 29,
2021
                                                            File No. 333-261935

       Dear Mr. Mays:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Josh
       Shainess, Legal Branch Chief, at (202) 551-7951, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Technology
       cc:                                              Jason T. Simon, Esq.